                              [VALIC LETTERHEAD]


David H. den Boer                                                April 23, 1997
Associate General Counsel


   VIA  EDGAR
   ----------

   Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, DC 20549

   Re:  The Variable Annuity Life Insurance Company Separate
        Account A Independence Plus and UIT-981 Contracts
        File Nos. 2-96223 and 811-3240


   Commissioners:

   On April 18, 1997 the above-referenced registrant, filed with the SEC via EDGAR (Accession No. 0000950129-97-001642), Post Effective Amendment No.
   26 under the Securities Act of 1933 (the "1933 Act") and Amendment No. 52 under the Investment Company Act of 1940 (the "1940 Act") to the Form N-4 Registration Statement covering certain variable annuity contracts. Pursuant to Rule 477 under the 1933 Act, the registrant hereby requests that the above-referenced Post Effective Amendment 26 filed on April 18, 1997 be withdrawn. We request that this Post Effective Amendment 26 be withdrawn because it was inadvertently filed under the wrong 1933 Act registration number.

   Please direct all questions or comments to the undersigned.

                                              Very truly yours,

                                              /s/ David H. den Boer

                                              David H. den Boer

ddb/csw